September 23, 2010

Mr. Terence O’Brien

Accounting Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re	Gerdau S.A.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 7, 2010
Form 6-K filed on August 5, 2010
File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 25, 2010, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2009 filed on June 7, 2010 and Form 6-K filed on August 5, 2010.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. Given the considerable lapse of time since the fiscal year end described in the Annual Report on Form 20-F and the date of these responses, we believe investors would not benefit from the resubmission of an amended 20-F reflecting the additional clarifications that we will provide in this letter. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your statement that “[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures…even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives.” Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and

Certification of Disclosure in Exchange Act Periodic Reports, SEC Release Nº 33-8238 for guidance.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure to state clearly that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Comment No 2

With reference to your disclosures in Note 28, we note that you have included R$150,707 of restructuring costs within the line item, “Impairment of assets”. In future filings, please reclassify the restructuring costs from this line item, as these costs do not represent impairment charges and are 14.6% of income before taxes.

Response:

In response to the Staff’s comment, in future filings the Company will reclassify the restructuring costs from the line “Impairment of Assets” to a new line called “Restructuring Costs” in the Consolidated Statement of Income. A reclassification of R$101,469 was already reflected in the Condensed Consolidated Statement of Income presented in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

Comment No 3

We note that R$ 150,707 of the “Impairment of Assets” line item represents restructuring costs. Based on your disclosure in Note 28, it appears that a portion of theses charges are cash items rather than non-cash items. As such, please tell us how your presentation complies with paragraph 18(b) of IAS 7.

Response:

In accordance with paragraph 18(b) of IAS 7, the Company presents its cash flow using the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Regarding the restructuring costs in the amount of R$ 150,707, in future filings the Company will reclassify these charges from the line “Impairment of Assets” to a new line called “Restructuring Costs” in the Consolidated Statement of Income as well as in the Consolidated Statements of Cash Flows. A reclassification of R$101,469 was already reflected in the Condensed Consolidated Statement of Income and of Cash Flows presented in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

These charges were originated by an accrual of pension plan and employee severance costs with no impact in the cash flow at the moment the accrual was recorded. The effect in the cash flow will be recorded only at the moment of the payment, in which it will be presented as “Increase/decrease in other payables”, and not in the moment these expenses were recorded. Because of this aspect and to comply with paragraph 18(b), these charges have to be considered as non-cash items and the total amount has to be recorded as “Adjustments to reconcile net income for the year to net cash provided by operating activities”.

Comment No 4

In future filings, please provide investors with an understanding of your accounting policy for acquisitions. This disclosure should include (a) step-acquisitions in which control is obtained; (b) acquisitions in which control is obtained initially; and (c) acquisitions of non-controlling interests. Please also note that your disclosure should explain your accounting policies for all periods presented. Please refer to paragraphs 117-124 and 132 of IAS 1 regarding the extent of the disclosure required for significant accounting policies and IFRS 3 for the relevant authoritative guidance. Please provide us with the disclosure you intend to include in future filings.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly its accounting policy for acquisitions and we intend to include the following information in future filings.

“Business acquisitions

The accounting treatment for business acquisitions as from January 1, 2010 changed, if compared to previous years, because the IASB issued a revised version of IAS 27 and IFRS 3. These changes are primarily related to accounting for non-controlling interests, the loss of control of a subsidiary and increase/decrease in interest in a subsidiary without change of control. The revised Standards have resulted in changes in the Company’s accounting policies regarding increases or decreases in ownership interests in its subsidiaries. In prior years, in the absence of specific requirements in IFRSs, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate. The impact of decreases in interests in subsidiaries that did not involve loss of control (being the difference between the consideration received and the carrying amount of the share of net assets disposed of) was recognized in profit or loss. Under the revised standards, all increases or decreases in such interests are dealt with in equity, with no impact on goodwill or profit or loss. When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39. The adoption of this change in accounting policy is expected to affect the accounting for changes in ownership interest as from January 1, 2010, with no impact in business acquisitions performed up to December 31, 2009.”

Comment No 5

In future filings please disclose your measurement basis for each type of derivative instrument, including the put options, used during each period presented in your summary of significant accounting policies footnote. Please also disclose how each of these financial instruments is recognized in your consolidated financial statements on initial recognition, subsequent re-measurement, and upon settlement. This disclosure should be provided in Note 2 in accordance with paragraph 21 of IFRS 7 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure to state clearly its accounting policy for each type of derivative instrument and we intend to include the following information in future filings.

“The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments based on quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Consolidated Financial Statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reported immediately in the statement of income.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company over the equity of subsidiaries are accounted under account “Put options on non-controlling interest”. The amount that may become payable under the option on exercise is initially recognized at fair value and are subsequently measured in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable. The charge arising is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.”

Comment No 6

We note in various disclosures throughout your filing that you have been granted concessions to operate power plants and mines. However, we did not note any disclosures of your accounting policies for theses concessions and related contracts. Please tell us how you determined that the concessions and corresponding revenues generated by the operation of the power plants did not require disclosure in your consolidated financial statements. Please refer to IFRIC 4, IFRIC 12 and SIC-29 for guidance. Otherwise, please provide us with the disclosures you intend to include in future filings.

Response:

The Company is not engaged in significant mining operations and is not an “extractive enterprise”. The Company does not have revenue-producing mining operations. The mining operations represent the upstream vertical integration of our steel making process and represent only a small percentage of our raw material needs. The raw materials represented by these mining operations are not sold to external customers and are abundantly available in Brazil.

In relation to the power plants, the objective of these investments is to reduce the dependency of electricity acquired in the market and the volatility it causes to the Company’s cost. There is no intent of being an “operator” or providing services that provide access to major economic or social benefit, but it represents a vertical integration to diversify its investments with the objective of reducing cost.

The Company believes the additional detail concerning the Company’s mining and power operations would be confusing and of little value to an investor. If in the future the Company changes its strategy related to mining and power operations and they become a revenue generating businesses, the Company will include more complete information in its Financial Statements.

Comment No 7

We note your disclosure that certain non-current assets are presented at other than historical cost. In future filings, please disclose the non-current assets that are presented at other than historical cost and disclose the basis for which these non-current assets are presented. Please provide us with the disclosure you intend to include in future filings.

Response:

The Company reviewed its disclosure and starting in the 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC through Form 6-K dated September 16, 2010, the Company disclosed and intend to keep disclosing it in future filings, as follows:

“The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of financial instruments, which are measured at fair value.”

Comment No 8

In future filings please disclose your accounting policy for the reporting of foreign currency monetary items and non-monetary items into the functional currency. Please refer to paragraphs 23-34 of IAS 21 for guidance.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure related to its accounting policy for the reporting of foreign currency monetary items and non-monetary items into the functional currency.

Comment No 9

In future filings please provide investors with an understanding of the considerations made when estimating the net realizable value of your inventories. Please refer to paragraphs 30-33 of IAS 2 for guidance.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosure with the objective of providing investors with an understanding of the considerations made when estimating the net realizable value of its inventories.

Comment No 10

Please confirm to us and revise your disclosure in future filing to clarify that you review the amortization period and amortization method for your finite- lived intangible assets at the end of each financial year-end, at a minimum. Please refer to paragraph 104 of IAS 38 for guidance.

Response:

In response to the Staff’s comment, the Company confirms it reviews the amortization period and amortization method for its finite-lived intangible assets at the end of each financial year. The Company will also revise its disclosure in future filings to clarify this review.

Comment No 11

Please disclose the amortization method(s) used for each type of intangible asset with definite lives. Please refer to paragraphs 98 and 118(b) of IAS 38 for guidance.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to disclose the following:

“The Company discloses below its intangible assets with definite lives and the amortization method used, respectively:

Supplier relationship – Amortized by the future economic benefit provided by the acquired supplier relationship over time.

Customer contracts and relationships – Amortized by the future economic benefit provided by the acquired customer contracts and relationships over time.

Others – Straight-line method.

Comment No 12

Please disclose the line item(s) in which the amortization expense is included. Please refer to paragraph 118(d) of IAS 38 for guidance.

Response:

We respectfully submit that the disclosures required by paragraph 118(d) of IAS 38 are included in note 13 — Intangible assets of our Consolidated Financial Statements furnished to our 2009 Form 20-F and that the amortization expense is recorded in Costs of sales.

Comment No 13

We note that you recognize current and deferred taxes based on the tax rates and laws “in effect” at the date of consolidated financial statements. Please confirm to us and revise your disclosures in future filings to clarify that you are using tax rates and laws that are enacted or substantively enacted at the end of the reporting period. Please refer to paragraphs 46-47 of IAS 12 for guidance.

Response:

In response to the Staff’s comment, the Company confirms the use of tax rates and laws that are enacted at the end of the reporting period and the Company will also revise its disclosure in future filings to clarify the use of tax rates and laws that are so enacted.

Comment No 14

In future filings please disclose your accounting policy regarding the situations in which you recognize current and deferred taxes in profit or loss or outside of profit and loss. Please refer to paragraphs 57-65A of IAS 12 for guidance.

Response:

In response to the Staff’s comment, the Company will disclose its accounting policy regarding situations in which it recognizes current and deferred taxes in profit or loss or outside of profit and loss.

Comment No 15

We note that you recognize a provision for positions taken on taxes issues subject to interpretation when the taxes are expected to be paid. Please tell us the authoritative literature that supports your accounting policy. In this regard, paragraph 14 of IAS 37 states that a provision should be recognized (a) when there is a present (legal or constructive) obligation; (b) it is probable there will be an outflow of assets; (c) a reliable estimate can be made. Please also revise your disclosures, as appropriate, in future filings.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosures, as appropriate.

The authoritative literature that supports our accounting policy of provisions on tax issues is IAS 37 and such provisions are recorded in accordance with paragraph 14 of IAS 37. The Company only recognizes a provision on taxes issues if a past event has given rise to a present obligation. The Company determines whether a present obligation exists at the end of the reporting period by taking account of all available evidence, including, for example, the opinion of legal advisors. The Company also takes into account if it is probable that there will be an outflow of assets and if a reliable estimate can be made.

Comment No 16

We note your disclosure regarding the adoption of IFRIC 15, “Agreements for the Construction of Real Estate”, in which you indicate that adoption did not have a significant impact. Please provide us with the revenues and costs recognized in the consolidated statements of income and any capitalized costs in the consolidated balance sheets for the construction and sale of real estate for each period presented. To the extend that the revenues and gross profit is material for any of the periods presented, please include your accounting policy for these revenues streams and provide the disclosures required by paragraphs 20 and 21 of IFRIC 15 in future filings. Please also provide us with any disclosure you intend to include in future filings.

Response:

The disclosure regarding IFRIC 15 stated on page F-18 has solely the objective of providing the information to users of financial statements on new standards and interpretations issued by the IASB. This IFRIC is not applicable to the Company, since the Company does not have agreements for the construction of Real Estate and as a consequence, there are no revenues, costs or any capitalized costs recognized in its Consolidated Financial Statements. We intend to change the disclosure provided on page F-18 to eliminate the word “significant”, with the objective of stating the sentence as follows: “The adoption of this Interpretation did not impact the Company’s Consolidated Financial Statements.”

Comment No 17

In future filings, please clarify that you discount environmental liabilities when the time value of money is material, if correct. Please refer to paragraph 45 of IAS 37 for guidance. Please also disclose the discount rate you use. Please refer to paragraph 47 of IAS 37 for guidance.

Response:

In response to the Staff’s comment, the Company will clarify in future filings that it discounts environmental liabilities when the time value of money is material and it will also disclose the discount rate used.

Comment No 18

We note that you recognized losses related to curtailments when the event is probable and can be estimated, and gains related to curtailments when realized. Please tell us the specific authoritative literature that supports your accounting policy. In this regard, paragraph 109 of IAS 19 states, “[a]n entity shall recognize gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.”

Response:

In response to the Staff’s comment, the Company will revise its future filings to state that the Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The authoritative literature is paragraph 109 of IAS 19 and the Company is recognizing gains or losses on the curtailment or settlement when the curtailment or settlement occurs and not deferring net curtailment gains. Despite the fact that accounting policy description at Consolidated Financial Statements as of December 31, 2009 was not updated, the Company has applied the correct accounting practice for recognition of losses with curtailments and as a result of that no impact will be reflected in the Consolidated Financial Statements as a result of the change below.

Please refer to note 20 — Employee Benefits, in which on page F-63, the Curtailments effects recognized are presented.

The Company will review its future disclosure to state as follows:

“A net curtailment or settlement gain or loss is recognized when the event occurs.”

Comment No 19

In future filings, please disclose your accounting policy for the measurement of curtailment gains or losses. Please refer to paragraphs 109 — 115 of IAS 19 for guidance.

Response:

In response to the Staff’s comment, the Company will disclose in future filings its accounting policy for the measurement of curtailment gains or losses.

Comment No 20

In future filings, please provide investors with a more comprehensive understanding of the nature of the critical estimates involved in assessing whether certain entities, such as SPEs, require full consolidation. Please also provide investors with a better understanding as to the specific assumptions you are making in these assessments and quantitative information for those entities that you have consolidated under these circumstances and for those entities that you determined are not required to be consolidated. Finally, please include your accounting policy for variable interest entities. Please provide us with the disclosures you intend to include in future filings. Please refer to paragraphs 117-133 of IAS 1 for guidance.

Response:

The Company no longer has an SPE. The Company recognized the entity Corporación Sidenor S.A. as an SPE until December of 2008, due to the assessments of the main risks and benefits with the purpose of determining if the Company was the primary beneficiary of an entity partially owned. In December 19, 2008, because the Company acquired an additional interest in this entity, the Company started to hold the majority of shares of this entity and as a consequence of this additional acquisition, the Company became the parent company of this entity, and assessments of the main risks and benefits were no longer required to determine the consolidation of the entity.

Since the Company no longer has an SPE, the disclosure provided has solely the objective of stating that the Company evaluates the existence of SPEs and if it is the case, recognizes the effects according to SIC 12 and provides all disclosure related to the operation.

The Company respectfully understands that, since there are no SPEs recognized in its Consolidated Financial Statements anymore it is not necessary to include an accounting policy for special purpose entities or provide more details to investors about this subject.

Comment No 21

We note your disclosure, “[t]he Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of assets.” It is unclear from this disclosure what you mean by “investments” and “units”. In this regard, we note that goodwill associated with your investments in jointly-controlled entities and associated companies, which are both accounted for using the equity method, should be assessed for impairment in accordance with paragraphs 31-34 of IAS 28. Whereas, goodwill recognized for your investment in subsidiaries should be tested for impairment in accordance with paragraphs 65-108 of IAS 36. Please include your accounting policy within Note 2 for testing your investments in jointly-controlled entities and associate companies and goodwill recognized for your investment in subsidiaries for impairment that clearly demonstrates compliance with the corresponding authoritative literature. Please refer to paragraphs 117-124 of IAS 1 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

In response to the Staff’s comment, the Company respectfully informs that “units” and “investments” referred to in the original text are related to investments in associate companies and jointly-controlled entities. In future filings the Company will include the following disclosures in its accounting policies for testing of investments in jointly-controlled entities and associate companies (including goodwill associated with these investments) and goodwill recognized for its investments in subsidiaries that clearly demonstrates compliance with the corresponding authoritative literature.

“Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Goodwill originated from business combinations has its recoverability assessed annually, being anticipated if events or circumstances exist, and uses accepted market practices, including discounted cash flow and comparing the book value with the recoverable amount of the assets. A reversal of previously recorded impairment losses on goodwill originated from business combinations is not allowed. In December of every year, the Company performs goodwill impairment tests for all of its Operating Segments, which represent the lowest level at which goodwill is monitored by management.”

Comment No 22

Please provide the disclosure required by paragraph 37 (a) of IAS 28 in future filings.

Response:

In response to the Staff’s comment and related to the disclosure required by paragraph 37 (a) of IAS 28, the Company respectfully understands it is not necessary to include this disclosure since its associates do not have published price quotations.

Comment No 23

Please provide the disclosures required by paragraphs 54 and 55 of IAS 31 for your jointly-controlled entities and paragraph 40 of IAS 28 for your associates in future filings.

Response:

In response to the Staff’s comment and related to the disclosures required by paragraphs 54 and 55 of IAS 31 and paragraph 40 of IAS 28, the Company respectfully understands it is not necessary to include those disclosures, because they are not applicable to the Company.

Comment No 24

We note that you test goodwill for impairment at your reportable segment level, which you note is the lowest level at which goodwill is monitored by management. We further note that your CODM, the Gerdau Executive Committee, also allocates resources and assesses performance of the business at the reportable segment level. Based on your disclosures on pages 26 and 56, we assume that your reportable segments are also your operating segments. Please confirm to us that segment managers of your operating segments, as defined in paragraph 9 of IFRS 8, do not receive financial information at a level below the operating segments, as defined in paragraph 5 of IFRS 8. Otherwise, please tell us how you determined that the lowest level management monitors goodwill is the operating segment level.

Response:

The Company confirms that its reportable segments are also its operating segments.

In note 26 — Segment reporting of its Consolidated Financial Statements, the Company states that the Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

Each segment of the Company has an executive (manager) on this Gerdau Executive Committee and this group of executives, which represent all segments of the Company, is responsible for managing the business. The Gerdau Executive Committee does not receive information at a level below the operating segments, since the objective and responsibilities of this group is to define the main strategies and take the main decisions of each segment, including monitoring the goodwill and all related effects on this account, including impairment tests, new business combinations which can generate goodwill, etc., therefore the company has determined that for purposes of testing goodwill for impairments its cash generating units are the same as its operating segments.

Comment No 25

In future filings please revise the table to include all of the components of the cost of the business combinations in accordance with IFRS 3 (2006) for the acquisitions in fiscal years 2009 and 2008 and in accordance with IFRS 3 (2008) for the acquisitions in fiscal year 2010. This disclosure will provide investors with a full understanding of the purchase price / acquisition cost of your business combinations.

Response:

In response to the Staff’s comment, the Company will include in future filings all components of the cost of the business combinations in accordance with IFRS 3 (2006) for the acquisitions in fiscal years 2009 and 2008 and in accordance with IFRS 3 (2008) for the acquisitions in fiscal year 2010.

Comment No 26

In future filings, please provide all of the disclosures required by paragraphs 67, 72, and 73 of IFRS 3 (2006) for material acquisitions completed in prior periods and paragraph 68 of IFRS 3 (2006) for individually immaterial acquisitions completed in prior periods. Please refer to paragraphs 38-40 of IAS 1 for guidance.

Response:

In response to the Staff’s comment, the Company will include in future filings all disclosures required by paragraphs 67, 72 and 73 of IFRS 3 (2006) for material acquisitions completed in prior periods and paragraph 68 of IFRS 3 (2006) for individually immaterial acquisitions completed in prior periods.

Comment No 27

Please address whether you have significant cash and cash equivalents that are not available for use by the group. If so, please provide the disclosures required by 48-50 of IAS 7 in future filings.

Response:

In response to the Staff’s comment, the Company will include in its Consolidated Financial Statements starting in December 2010 that it does not have any significant cash and cash equivalents balances that are not available for use by the Company.

Comment No 28

In future filings, please disclose the carrying amount of inventories that are carried at fair value less costs to sell for each period presented. Please refer to paragraph 36(c) of IAS 2 for guidance.

Response:

In response to the Staff’s comment and related to the disclosure required by paragraph 36 (c) of IAS 2, the Company respectfully understands it is not necessary to include this disclosure since it does not have inventories that are carried at fair value less costs to sell.

Comment No 29

In future filings, please provide the disclosures required by paragraphs 36(f) and 36(g) of IAS 2. In this regard, we note the R$ 160.5 million adjustment for the reversal of net realizable value adjustment in inventory from net income to arrive at cash provided by operating activities.

Response:

In response to the Staff’s comment, in future filings the Company will include disclosures required by paragraphs 36 (f) and 36 (g) of IAS 2. The amount of reversal of write-downs of inventories was already reflected in the note 5 presented in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

Additionally, the amount of R$ 160.5 million adjustment for the reversal of net realizable value adjustment in inventory stated in the Consolidated Statement of Cash Flows within cash provided by operating activities is the net amount of Reversal of net realizable value adjustment (R$ 196,981) and Provision for net realizable value adjustment (R$ -36,459) presented in Note 7 — Inventories.

Comment No 30

In future filings, please disclose how you computed the applicable tax rate(s). Please refer to paragraphs 81(c) and 85 of IAS 12 and Example 2 in Appendix B to IAS 12 for guidance.

Response:

In response to the Staff’s comment, the Company will disclose in future filings how the applicable tax rate(s) were computed and will state that the applicable tax rate is 34%, which is the tax rate in force in Brazil, since the most meaningful rate is the domestic rate of tax in the country in which the entity is domiciled.

Comment No 31

As previously requested, please disclose the remaining carrying value by category of the property, plant and equipment for which you recognized an impairment charge during fiscal year 2009 in future filings. This disclosure should be included either in your footnotes or within The Critical Accounting Policies section of MD&A. As previously noted, this disclosure will allow investors to better understand the remaining risk associated with those assets. Please refer to your response to comment 6 in your letter dated November 20, 2009.

Response:

In response to the Staff’s comment, the Company will disclose the remaining value by category of the property, plant and equipment for which it recognized an impairment charge during fiscal year 2009 in future filings and will state that the losses recognized represented the full residual amount of the property, plant and equipment impacted and as a result of that the carrying amount of those assets is nil.

Comment No 32

In future filings, please revise your disclosures to clarify your presentation of each of the following in the rollforward presented:

•                  The gross amount of goodwill and accumulated amount of impairment losses recognized at the beginning and the end of each period presented. Please refer to paragraphs 75(a) and 75(h) of IFRS 3 (2006).

•                  The amount of goodwill either included within a disposal group and/or derecognized during the period presented. Please refer to paragraph 75(d) of IFRS 3 (2006) for guidance.

•                  The amount of impairment loss recognized during each fiscal year presented. Please refer to paragraph 75(e) of IFRS 3 (2006).

Response:

In response to the Staff’s comment, the Company will revise its disclosures to clarify its presentation of the gross amount of goodwill and accumulated amount of impairment losses recognized at the beginning and the end of each period presented, the amount of goodwill either included within a disposal group and/or derecognized during the period presented and the amount of impairment loss recognized during each fiscal year presented.

These disclosures were already reflected in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

Comment No 33

We note from your rollforward of goodwill that you wrote-off R$304,446,000 of goodwill during fiscal year 2009. However within Note 28.1 on page F-77, you only discuss goodwill impairment charges of R$ 201,657,000. Please reconcile for us the differences in the goodwill impairment charges in these two disclosures. Please also revise your disclosure in future filing.

Response:

In response to the Staff’s comment, the Company will revise its disclosures to clarify the differences on goodwill impairment charges in these two disclosures in future filings.

The difference of R$102,789,000 is related to the two aspects presented below:

•                  The Company allocated R$91,563,000 of previously recognized Goodwill to Other Intangibles given the completion of the evaluation of the fair value of assets and liabilities of the subsidiary K.e.r.s.p.e. Empreendimentos e Participações Ltda., as stated in the note 3.7(e) on page F-27 of our Financial Statements presented in our 2009 20-F Form.

•                  The remaining difference of R$11,226,000 is regarding foreign exchange effects on the translation of the impairment charges to Brazilian reais, since the amounts recognized in the Consolidated Statement of Income and presented in the Note 28.1 were translated using the average exchange rate of the month the impairment was recognized (June 2009). On the other hand, the amounts presented in our note 12 were translated using the exchange rate as of December 31, 2009.

These disclosures were already reflected in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

Comment No 34

We note your disclosure within Note 28.2 on page F-77 that you recognized an impairment charge of R$304,425,000 for intangible assets in your Specialty Steel reportable segment during fiscal year 2009. Please explain to us how you reflected the impairment loss in your rollforward presented on page F-40. Please refer to paragraph 118(e)(iv) of IAS 38 for guidance. Please revise your disclosure in future filings, as appropriate.

Response:

In response to the Staff’s comment, the Company will revise its disclosures to clarify how the Company reflected the impairment loss presented in note 13 — Intangible assets in future filings.

The impairment charge of R$304,425,000 for intangible assets in our Specialty Steel reportable segment was included in the “Disposal” line item, presented in the rollforward on page F-40. The difference of the impairment charge in relation to the amount of R$270,544,000, which was presented as “Disposal”, is related to foreign exchange effects on the translation of the impairment charges to Brazilian reais, since the amounts recognized in the Consolidated Statement of Income and presented in the note 28.2 were translated using the average exchange rate of the month the impairment was recognized (June 2009) and the amounts presented in our note 13 were translated using the exchange rate as of December 31, 2009.

Comment No 35

In future filings, please clarify for us the payment terms for the interest on the perpetual notes in the amount of US$600 million. Specifically, please clarify whether the interest payments are mandatory, the interest payments are continually rolled into the principal amount, or there is no obligation to pay interest. Please also revise your disclosures in future filings.

Response:

In response to the Staff’s comment, in future filings the Company will revise its disclosures to clarify the payment terms for the interest on the perpetual notes in the amount of US$600 million. We will disclose that the interest payments are mandatory and paid on a quarterly basis.

Comment No 36

In future filings, please revise your sensitivity analyses for each of your market risks to provide investors with a more comprehensive understanding as to how changes in each market risk can impact your consolidated statements of income and consolidated statements of comprehensive income. Specifically, please address each of the following:

•                  Foreign currency — Discuss each material foreign currency separately and specify exactly how a change in the foreign currency as compared to the Brazilian Real would impact your consolidated financial statements. In this regard, the US Dollar may change differently than the Canadian Dollar as compared to the Brazilian Real. As such, your disclosure should explain how an increase in the exchange rate from the US Dollar to the Brazilian Real would impact your consolidated financial statements.

•                  Interest rate — Explain what line item(s) in your consolidated financial statements is being impacted by your consideration of an increase or decrease in interest rates and the specific interest rates that you are exposed. It may be helpful for investors to better understand the risk if you disclose the average interest rate and the average life of your debt instruments by each material interest rate.

•                  Changes in sales price and price of raw materials — Discuss the sensitivity of the change in sales price separately from the price of raw materials, unless you are able to disclose that a change in sales price and a change in the price of raw material always occur in tandem. To the extent that you are more vulnerable to a change in one or more specific product or raw material, please provide sensitivity analyses for each type of material product sold and/or raw material. Please clarify what the prices being adjusted for purposes of the sensitivity analyses are and what in the consolidated financial statements is being adjusted.

•                  Interest rate swaps — Specifically state whether an increase in the LIBOR interest rate curve of 0.1% increases or decreases the fair value of the swap and whether the swap is an asset or liability. State whether the offsetting entry is income or expense. Please also clarify why a significant portion of the offsetting entry to the change in the swap recognized in the statement of comprehensive income will subsequently be recognized in the statement of income upon settlement.

•                  Currency swaps and NDF’s — Please clarify whether a 5% depreciation in the Brazilian Real would increase or decrease the fair value of the swaps, including whether the swap is an asset or liability, and disclose whether the offsetting entry in the statement of comprehensive income, which will eventually be recognized in the statement of income upon settlement, is income or expense.

Response:

In response to the Staff’s comment, the Company will revise its disclosures on sensitivity analyses for each of its market risks in future filings, with the objective of providing investors with a more comprehensive understanding as to how changes in each market risk can impact its consolidated statements of income and consolidated statements of comprehensive income.

Additional disclosures were already reflected in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010, as follows:

The Company performed sensitivity analysis, which can be summarized as follows:

	Impact in the net income and statement of comprehensive income
Assumption	Variation	June 30, 2010
Changes in foreign currency	5%	208,864
Changes in interest rates	0.10	71,692
Changes in sales price of goods and raw materials	1%	69,489
Interest rate Swaps	0.10	2,730
Currency Swaps and NDF’s (Non Deliverable Forwards):	5%	3,682

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. As of June 30, 2010, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 208,864 as of June 30, 2010 (R$ 199,427 as of December 31, 2009) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar. The Company believes that the dollar against the Brazilian Real will keep similar equivalence until the end of the year.

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impact due to the fluctuation of the exchange rates.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1 nominal on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 71,692 as of June 30, 2010 (R$ 66,858 as of December 31, 2009) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 9 and 10, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate. Because of strong reductions in international interest rates, such as Libor, which occurred around the world because of the crisis, the Company believes that in the long term, the curves of interest rates can increase again with the economic recovery.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 154,033 as of June 30, 2010 (R$ 133,693 as of June 30, 2009) and raw materials and other inputs totals R$ (84,544) as of June 30, 2010 (R$ (83,185) as of June 30, 2009). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material. The Company and its subsidiaries do not have hedges for commodities.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1 nominal in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1 nominal change in the interest rates represents an income of R$ 2,730 (income of R$ 9,040 as of December 31, 2009) and a decrease of 0.1 nominal change in the interest rates represents an expense of R$ 2,730 (expense of R$ 9,040 as of December 31,

2009). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of June 30, 2010, these effects would be recognized in statement of income and in the statement of comprehensive income, in the amounts of R$ 336 and R$ 2,394, respectively (R$ 2,075 and R$ 6,965 as of December 31, 2009). The effects of changes in cash flow hedges are recorded in the statement of comprehensive income and they are subsequently recognized in the statement of income upon settlement.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% Real depreciation or appreciation against these currencies, mainly US Dollar and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an expense of R$ 3,682 as of June 30, 2010 (expense of R$ 2,960 as of December, 31 2009) and a decrease of 5% on the US Dollar against the Brazilian real currency and the Colombian Pesos represents an income of R$ 3,682 as of June 30, 2010 (income of R$ 2,960 as of December, 31 2009). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of comprehensive income and subsequently recognized in the statement of income upon settlement.

Comment No 37

We note your disclosure that the final decisions for your judicial and administrative proceedings will not have a significant effect on your financial position. In future filings, please expand your conclusion regarding materiality as it also relates to your results operations and liquidity. In addition, to the extent that the final decisions could have a material impact on your operating results and/or liquidity, please revise your disclosures for each provision to state the amount or range by which your consolidated financial statements could be impacted above the amount of provision recognized, if any. Please refer to paragraph 86 of IAS 37 for guidance.

Response:

In response to the Staff’s comment, the Company will revise its disclosures to expand its conclusion regarding materiality and effects on result operations and liquidity in future filings.

Additional disclosures were already reflected in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010, as follows:

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries as of June 30, 2010.

The provisions were made considering the judgment of the Management and its legal advisors for the proceedings with more likely than not expectation of losses and the provision is considered enough to cover expected losses. There is no expectation of impacts in the Consolidated Financial Statements above the amounts of provision recognized and stated below.

Comment No 38

. In future filings, please provide investors with the following additional disclosures:

•      Whether each defined benefit plan is wholly unfunded or wholly or partly funded. To the extent applicable, please also provide the disclosures required by paragraph 120A(d) of IAS 19 in future filings.

•      The cumulative amount of actuarial gains or losses recognized in other comprehensive income. Please refer to paragraph 120A(i) of IAS 19 for guidance.

•      A description of your basis used to determine the overall expected rate of return on assets for each of your plans. Please refer to paragraph 120A(l) of IAS 19 for guidance.

•      The actual return on plan assets for each period presented. Please refer to paragraph 120A(m) of IAS 19 for guidance.

•      A sensitivity analysis of the discount rate and expected rate of return on plan assets. Please refer to paragraph 129 of IAS 1 for guidance.

•      A sensitivity analysis of the medical cost trend rates. Please refer to paragraph 120A(o) of IAS 19 for guidance.

Response:

In response to the Staff’s comment, the Company will revise its disclosures to provide investors with additional disclosures on employee benefits in future filings. The additional disclosures will include whether each defined benefit plan is wholly or partly funded, the cumulative amount of actuarial gains and losses recognized in other comprehensive income, a description on our basis used to determine the overall expected rate of return on assets for each of our plans, the actual return on plan assets for each period presented, a sensitivity analysis of the discount rate and expected rate of return on plan assets and a sensitivity analysis of the medical cost trend rates.

Comment No 39

Please include a reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the period in future filings. Please refer to paragraph 79(a)(iv) of IAS 1 for guidance.

Response:

In response to the Staff’s comment, the Company will include a reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the period in future filings.

This reconciliation was already reflected in our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010, as follows:

A reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	June 30, 2010		December 31, 2009
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	496,586,494	934,793,732	496,586,494	934,793,732
Balance at the end of the period	496,586,494	934,793,732	496,586,494	934,793,732

Comment No 40

In future filings, please disclose the instruments that were not included in the calculation of diluted EPS because they were antidilutive. Please refer to paragraph 70(c) of IAS 33 for guidance.

Response:

In response to the Staff’s comment and related to the disclosure required by paragraph 70 (c) of IAS 33, the Company will disclose in future filings that the Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

This disclosure was already reflected in note 15 of our 2nd quarter Condensed Consolidated Interim Financial Statements furnished to the SEC on Form 6-K dated September 16, 2010.

Comment No 41

We note your statement that information for revenues from external customers by product is not presented because you do not retain this information per your disclosure in Note 26 in the 2009 20-F and because the cost to develop it would be excessive per your disclosure in Note 17 in your March 31, 2010 interim financial statements. Please provide us with a detailed explanation as to why you do not retain this information for the management of your business and to provide the disclosures required by paragraph 32 of IFRS 8.

Response:

The Company has operations in 14 countries and each operation has its individual ERP. The Company analyzed and measured the level of information that would be necessary for the management of the business and customized its systems as well as developed procedures to collect and analyze information that the Company understands as important for the business. Paragraph 32 of IFRS 8 requests information for revenues from external customers by product, unless the necessary information is not available and the cost to develop it would be excessive. Since IFRS takes into consideration the Cost x Benefit of an information before it be developed, the Company understood that the costs the Company would have would exceed the benefits to the users of its financial statements and decided to state that it has information of sales by product, on a consolidated basis, only in volumes.

Comment No 42

We note that during the second and third quarters of fiscal year 2009, you recognized impairment charges for investment in associates and jointly- controlled entities, property, plant and equipment, other intangible assets, and goodwill in the amount of R$1,072,190,000. During our review of your fiscal year 2008 Form 20-F, we requested that you provide investors with a more detailed understanding as to the facts and circumstances, including a detailed understanding of the material changes in estimates and assumptions from December 2008 testing and the testing in the second and third quarters of fiscal year 2009. In your response letters dated October 9, 2009 and November 20, 2009, you agreed to address the points raised in our comments in future filings. However, we did not note these additional disclosures. Please, amend your 2009 Form 20-F to provide investors with the following additional information:

•      The specific assumptions/estimates that changed between your annual 2008 impairment tests and the interim tests performed in the second and third quarters of fiscal year 2009.

•      Explain to investors the reasons for the material changes in assumptions/estimates.

•      Disclose the June 2009 assumption of how long you expect the negative operating results will continue, i.e., 1 year, 3 years, etc. This estimate appears to be particularly significant, as we note in your response that the primary reason for the difference in the assumptions was the timing of recovery in your cash flow analyses.

•      Disclose whether the affected cash generating units are currently generating negative cash flows. If so, discuss how long you assumed in the June 2009 test it would continue.

As noted in our previous letters, there is a concern that investors will not fully understand all the reasons for the recognition of the material charges. Please refer to your responses to comments 12 and 13 in your letter dated October 9, 2009, and to comment 7 in your response letter dated November 20, 2009. Please refer to paragraph 130 of IAS 36, Sections 216, 501.02 and 501.12.b.3, and 501.14 of the Financial Reporting Codification, and in SAB Topic 5:P.4 for guidance.

Response:

The Company respectfully understands that the  disclosure provided in the note 28 – Impairment of Assets, to its Consolidated Financial Statements as of December 31, 2009 comply with the requirements of IAS 36. The paragraph 130 of IAS 36 requires following disclosures:

An entity shall disclose the following for each material impairment loss recognized or reversed during the period for an individual asset, including goodwill, or a cash-generating unit:

a.     the events and circumstances that led to the recognition or reversal of the impairment loss.

b.     the amount of the impairment loss recognized or reversed;

To address those requirements the Company made the following disclosure: “In the second quarter of 2009, the Company performed an impairment test for the goodwill allocated to its business segments Specialty Steel and North America, because of the negative impact brought by the economic crisis to those segments. The analysis was concluded by management at the end of July and approved by the Board of Directors in the beginning of August  and identified an impairment of goodwill totaling R$ 201,657 to the Specialty Steel segment, which was recorded in the second quarter financials of 2009. The North America segment did not present impairment of goodwill in the second quarter test.”

c.     for an individual asset:

i. the nature of the asset; and

ii. if the entity reports segment information in accordance with IFRS 8, the reportable segment to which the asset belongs.

In that respect the Company made the following disclosures: “In the second quarter of 2009, the tests performed by the Company identified an impairment of property, plant and equipment in the Specialty Steel segment totaling R$ 218,391, Latin America segment totaling R$ 136,491 and North America segment totaling R$ 71,538, totalizing R$ 426,420. The long-lived assets impairment tests were concluded by management at the end of July and approved by the Board of Directors in the beginning of August. In the third quarter of 2009, the tests identified an impairment of R$ 93,596 in the North America segment. Additionally, the Company recognized other costs related to the closure of some mills, such as employee severance costs, pension plan, etc, totaling R$ 101,469 in the second quarter and R$ 49,238 in the third quarter. No impairment related to property, plant and equipment was recognized in the other quarters of 2009.”

d.     for a cash-generating unit:

i. a description of the cash-generating unit (such as whether it is a product line, a plant, a business operation, a geographical area, or a reportable segment as defined in IFRS 8);

ii. the amount of the impairment loss recognized or reversed by class of assets and, if the entity reports segment information in accordance with IFRS 8, by reportable segment; and

iii if the aggregation of assets for identifying the cash-generating unit has changed since the previous estimate of the cash-generating unit's recoverable amount (if any), a description of the current and former way of aggregating assets and the reasons for changing the way the cash-generating unit is identified.

The disclosures required by letter “d” were addressed in the note 28, as stated above, and in the note 26 – Segment Reporting, where the amount of impairment recognized by segment is disclosed.

e.     whether the recoverable amount of the asset (cash-generating unit) is its fair value less costs to sell or its value in use.

To disclose the requirements of letter “e” the Company stated in the note 28 that used the discounted cash flow to determine the fair value of the business segments and therefore made it clear to the readers that the recoverable amount of the asset subject to impairment test was its value in use.

f.      if recoverable amount is fair value less costs to sell, the basis used to determine fair value less costs to sell (such as whether fair value was determined by reference to an active market).

Based on the explanation above that requirement would not be applicable, given the Company did not use the fair value less cost to sell to determine the recoverable amount of the CGUs.

g.     if recoverable amount is value in use, the discount rate(s) used in the current estimate and previous estimate (if any) of value in use.

The discount rates used in the Company’s estimate were disclosed in the note 28 as follows: “The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 12.5% p.a. to the North America segment, 13.3% p.a. to the Specialty Steel segment, 13.5% p.a. to Latin America segment and 13.8% p.a. to the Brazil segment.”

In addition, the Company respectfully understands that it has provided to the SEC details related to the recognition of impairment of assets during 2009 in the responses to comments 12 and 13 in our letter dated October 9, 2009, and to comment 7 in our response letter dated November 20, 2009. In these two response letters, the Company agreed to expand future disclosures with the objective of providing investors with a more detailed understanding as to the facts and circumstances related to the impairment of assets.

On November 9, 2009, the Company furnished a Form 6-K with the SEC with its Condensed Consolidated Interim Financial Statements as of September 30, 2009, in which the comments made in the response letter dated October 9, 2009 related to impairment losses were included. In the note 21 of the Financial Statements furnished through this Form 6-K, the Company expanded its disclosure related to the tests performed in the 2nd and 3rd quarters of 2009. According to IAS 36, the Company has to perform a Goodwill impairment test at least annually and always that events or circumstance indicates that the test has to be anticipated. During the 2nd and 3rd quarters of 2009, the Company identified the necessity to run the impairment tests and disclosed the factors that led the Company to anticipate the annual impairment tests, as well as the business segments involved, the assumptions used to determine the fair value by the discounted cash flow, discount rates, growing rates, assumptions to the perpetuity calculation, etc.

In December 2009, a new impairment test was performed by the Company and the assumptions used in the tests of the 2nd and 3rd quarters were updated according to the economy scenarios, information, events and circumstances available on December 31, 2009. The disclosure provided in the 2009 Form 20-F was based on the information and assumptions used in the impairment tests performed in December 2009. The impairment test performed and disclosed in the Form 20-F did not indicate a new loss to be recognized, due to the recovery of the business of the Company and the losses already recognized in the 2nd and 3rd quarters, which reduced the book value of the Company’s certain business segments. The Company respectfully understands that presenting the assumptions used in the year end tests would be more important and relevant to forewarn our public investors than adding assumptions used in the quarters and already disclosed through a Form 6-K.

Other aspect to be mentioned is that Form 20-F should be read in conjunction with information included in the Financial Statements of December 2009, as the information disclosed in the other parts of Form 20-F provides details to supplement a readers understanding of the risks and other related aspects, which are necessary for a correct comprehension  of the facts and circumstances considered in the impairment tests performed during 2009.  In that regard the Company provided in the forepart of the Form 20-F information to the readers  such as in the Significant events affecting financial performance during 2009 on page 52; Operating Results – Impairment on page 55; Gerdau Business Operations on pages 56 and 57; Critical Accounting Policies – Impairment Test of Assets with indefinite useful life on pages 62 up to 64, which would allow them to understand the reasons for changes in the economic scenarios from 2008 to 2009..

As of December 31, 2008 and June 30, 2009, the discount rates used in our impairment tests were 13.5% and 13.25%, respectively. The decrease was due to a lower leveraged Beta (1.50 to 1.46) and a reduction in the risk premium (7.1% to 7.0%) used in the CAPM (Capital Asset Pricing Model). These changes were mainly due to reduction in the volatility stock market. There were no changes in the assumptions used to the impairment test of the 3rd quarter of 2009 if compared to the assumptions used in the 2nd quarter of 2009 impairment test. Changes in the discount and growth rates and other assumptions considered in the tests are not only due to the recovery of the business of the Company, but also include other macroeconomic aspects that are observed in the market.

It is important to take into consideration that the year of 2009 can be divided in two distinct parts, in which the Company had a first semester with contraction in demand, credit and capacity utilization at steel plants and a second semester with a gradual recovery and the alignment of its structure to the new scenario in the global steel industry, through an operational and financial optimization (reduction in fixed production costs, working capital and net debt). Since impairment tests consider the most updated information available at the test date and the recovery in the steel industry was still unclear in the first semester of 2009, the impairment test performed in the 2nd quarter took into consideration these assumptions/estimates. For the impairment test performed in December 2009, the Company had a reduced book value due to the impairment losses recognized and a better scenario with improvements in its forecasted cash flows.

In the note 28 to December 31, 2009 consolidated financial statements presented in the 2009 Form 20-F, the Company stated that the recoverable amount exceeded the book value by R$ 1,791.7 million for the Specialty Steel business segment, as well as exceeded in the other segments of the Company. Another information provided in the note 28, stated that during the 3rd and 4th quarters of 2009, the business segments Specialty Steel and North America had improvements in their main indicators, which could not be foreseen in the middle of the year due to the unclear crisis scenario in the main markets in which the Company operates.

The Specialty Steel Operation had negative cash flows only in 2009 and currently its cash flows are positive, which explain the recoverable amount exceeding the book value of this segment at the end of year 2009 presented in the note 28 of the Financial Statements presented in the 2009 Form 20-F. Disclosure related to the Specialty Steel Operation was presented on page 57 of our 2009 Form 20-F, as follows:

“In the Specialty Steel BO, net sales decreased by 40.2% to R$ 4,777.1 million in 2009, from R$ 7,983.9 million in 2008. This BO recorded a decline of 30.2% in sales volume in 2009 from the prior year, with various different impacts felt in each country. Spain was the country most affected (where the automotive sector was significantly impacted by the credit crisis), followed by Brazil. In the United States, specialty steel sales remained stable, but since the operations were acquired in May 2008, the comparison base is different. Total net sales per tonne in this BO fell 14.3% in 2009 comparing to 2008. Gross margin decreased from 18.9% in 2008 to 8.5% in 2009, explained primarily by the reduction in sales volume, with lower dilution of fixed costs per tonne sold. In 2009 this BO had a net loss of R$ 613.5 million compared to a net income of R$ 617.5 million in 2008, a consequence of lower operational results which considers impairment of assets of R$ 872.0 million. Given the recovery in the Brazilian domestic demand, the sign of upturn in the US automotive industry and the internal work in diversifying the end costumers which consumes the Company’s products, Gerdau expects shipments to grow in 2010 comparing to 2009, possibly leading to better operating margins due to higher dilution of fixed costs.”

In accordance with the Company’s answer to the comment 7 of the response letter dated November 20, 2009, when conditions arise in which deteriorating situations may result in a subsequent write-off, we will ensure that our future filings provide the necessary forewarning to our public investors. On the other hand, due to the improvements in the scenarios from the time the Company furnished the response letters to the time of preparation of the Form 20-F, the Company understood that presenting the information used and available for the tests as of December 31, 2009 would be much more useful for investors to understand what is being forecasted for the future. The Company has currently a clearer and better scenario than it had in the 2nd quarter of 2009 and because of this aspect, providing information used for the tests in the middle of 2009 could confuse users, if presented together with the premises used for the tests performed in December 2009.

Based on aspects presented above, the Company respectfully understands that an amendment to its Consolidated Financial Statements furnished through Form 20-F would not provide investors with additional relevant information, since the information made available by the Company, updated and revised according to the new scenario in the 2009 year end, was presented in the note 28.

Comment No 43

We note that you recognized R$150,707,000 of restructuring-type expenses during fiscal year 2009, which is 17.8% of income before financial income (expenses) and taxes and 14.6% of income before taxes. As such, please revise your disclosure in future filings to address the following:

•      Please disclose your accounting policy for recognizing restructuring provisions. Please refer to paragraphs 70-83 of IAS 37 for guidance.

•      Please provide investors with a better understanding of the nature of your restructuring activities along with the material components of the activities either at individual activity level or on an aggregated basis in future filings.

•      Please disclose here or within MD&A the anticipated cost savings as it relates to your operating activities and cash flows from these activities. In subsequent periods, you should disclose for investors whether you have met the anticipated savings.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include its accounting policy for recognizing restructuring provisions, as well as disclosure to provide investors with a better understanding of the nature of its restructuring activities along with the material components of the activities either at individual activity level or on an aggregated basis, as well as disclosure to inform anticipated costs savings as it relates to our operating activities and cash flows from these activities and in subsequent periods, disclosure for investors whether the Company has met the anticipated savings

***

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By
/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy:  Tracey Houser

Division of Corporation Finance